Branden T. Burningham

Attorney at Law

455 East 500 South, Suite 205

Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA

TELEPHONE:  (801) 363-7411

FACSIMILE:  (801) 355-7126

June 27, 2008

Jennifer Fugario, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Wizzard Software Corporation, a Colorado corporation (the "Company")

Comment letter dated June 13, 2008, regarding Form 10-K for the fiscal year ended

December 31, 2007

Commission File No. 000-33381

Dear Ms. Fugario:

This letter will confirm our June 17th telephone conversation, during which I requested, on the Company’s behalf, an additional 10 business days to respond to the above-referenced comments beyond the 10 business days prescribed in the comment letter.

Please contact me with any questions or comments.

Thank you.

Sincerely yours,

/s/ Branden T. Burningham

Branden T. Burningham

cc:

Wizzard Software Corporation